UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CARGURUS, INC.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

141788109

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons. Promerica Capital LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,126,007

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,126,007

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,126,007

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.3%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons. Promerica Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 4,126,007

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,126,007

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,126,007

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.3%

12	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer CarGurus, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 2 Canal Park, 4th Floor Cambridge, Massachusetts 02141

Item 2.
(a)

Name of Person Filing
This Schedule 13G is filed on behalf of each of (i) Promerica Capital LLC, a direct holder of Issuer’s Class A Common Stock, $0.01 par value per share (the “Common Stock”), and (ii) Promerica Inc., the Manager of Promerica Capital LLC, (collectively, the “Reporting Persons”).

The Reporting Persons previously jointly filed on a Schedule 13G with Anastasios Parafestas, Argonaut 22 LLC, Spinnaker Capital LLC, the RWS 2006 Family Trust, John, J. Prior Jr., as a co-trustee of the RWS 2006 Family Trust, and Nancy B. Peretsman, as a co-trustee of the RWS 2006 Family Trust, pursuant to a joint filing agreement dated  February 14, 2018, because Mr. Parafestas was the Executive Vice President of Promerica Inc. and Manager of Gore Creek LLC until his resignation on March 5, 2018. Following Mr. Parafestas’ resignation, on March 29, 2018, the Reporting Persons provided written notice to Mr. Parafestas, Argonaut 22 LLC, Spinnaker Capital LLC, the RWS 2006 Family Trust, Mr. Prior and Ms. Peretsman that they were terminating the joint filing agreement entered into on February 14, 2018.

	(b)	Address of Principal Business Office or, if none, Residence The principal business address for each of Promerica Capital LLC and Promerica Inc. is One Joy Street, Boston, Massachusetts 02108.
	(c)	Citizenship Promerica Capital LLC is a Delaware limited liability company. Promerica Inc. is a Delaware corporation.
	(d)	Title of Class of Securities Class A common stock, par value $0.001 per share
	(e)	CUSIP Number 141788109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: Promerica Capital LLC 4,126,007 Promerica Inc. 4,126,007
(b)

Percent of class:

Promerica Capital LLC      5.3%

Promerica Inc.      5.3%

The percentage amount for the Reporting Persons is based on 77,890,576 shares of Class A common stock outstanding as of February 23, 2018, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 1, 2018.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Promerica Capital LLC 0 Promerica Inc. 0
(ii) Shared power to vote or to direct the vote: Promerica Capital LLC 4,126,007 Promerica Inc. 4,126,007
(iii) Sole power to dispose or to direct the disposition of: Promerica Capital LLC 0 Promerica Inc. 0
(iv) Shared power to dispose or to direct the disposition of: Promerica Capital LLC 4,126,007 Promerica Inc. 4,126,007

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2018

PROMERICA CAPITAL LLC
By: Promerica, Inc., its Manager

/s/ Peter M. Nicholas
Name:	Peter M. Nicholas
Title:	President

PROMERICA, INC.

/s/ Peter M. Nicholas
Name:	Peter M. Nicholas
Title:	President